February 15, 2007

SUBMITTED VIA EDGAR

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D. C. 20549

Re:	The Laclede Group, Inc.
Laclede Gas Company
Form 10-K fiscal year end September 30, 2006
Filed December 4, 2006
File No. 001-16681

Dear Mr. Moran:

The following responds to your letter to me dated February 1, 2007 regarding the Form 10-K for the fiscal year ended September 30, 2006 filed by The Laclede Group, Inc. and its wholly-owned subsidiary, Laclede Gas Company. Capitalized terms used in this letter and not otherwise defined shall have the respective meanings ascribed to them in our Form 10-K.

The Laclede Group, Inc.

Laclede Gas Company

Form 10-K September 30, 2006

General

1.	In order to reduce the volume of comments we did not separately address Laclede Gas Company. In your response please also consider concurrent changes to Laclede Gas as appropriate.

Response: We agree to include in future filings, including interim periods when applicable, of The Laclede Group and, when appropriate, Laclede Gas Company, additional disclosures and other revisions as indicated in this letter.

Item 7 – Management’s Discussion and Analysis

Critical Accounting Policies, page 25.

2.

We note that you consider policies and estimates applicable to your pension and postretirement obligations to be among your critical accounting policies. Disclosures of your critical accounting policies should enhance a readers understanding by providing information such as assumptions about highly uncertain matters. We believe it is best practice to include a sensitivity analysis in regards to the actuarial assumptions involved in calculating your obligation. Please expand your disclosure in future filings.

Response: We will include the suggested additional disclosures in our critical accounting policies discussion in future filings. Such disclosure will be similar to the following:

The table below reflects the sensitivity of Laclede’s plans to potential changes in key assumptions:

Pension Plan Benefits: Actuarial Assumptions	Increase/ (Decrease)	Estimated Increase/ (Decrease) to Projected Benefit Obligation (Thousands)	Estimated Increase/ (Decrease) to Expense (Thousands)
Discount Rate	0.25%	$	$
	(0.25)%	$	$
Compensation Rate	0.25%	$	$
	(0.25)%	$	$
Expected Return on Assets	0.25%	-	$
	(0.25)%	-	$
Post-Retirement Benefits: Actuarial Assumptions	Increase/ (Decrease)	Estimated Increase/ (Decrease) to Projected Post-retirement Benefit Obligation (Thousands)	Estimated Increase/ (Decrease) to Expense (Thousands)
Discount Rate	0.25%	$	$
	(0.25)%	$	$
Expected Return on Assets	0.25%	-	$
	(0.25)%	-	$
Annual Medical Trend	1.00%	$	$
	(1.00)%	$	$

3.

We note your discussion of management’s belief that the current regulatory environment supports continued use of SFAS No. 71. Please expand your discussion to disclose the effect future discontinuance of SFAS 71 might have on your business. A qualitative discussion, without quantification, would be considered sufficient.

Response: Laclede Gas Company’s utility operations are wholly within the State of Missouri, and Missouri’s current rate regulation, cost recovery and regulatory practices relative to natural gas utilities are expected to continue unchanged for the foreseeable future. Thus, management believes that disclosure relative to the discontinuance of the application of SFAS 71 would not enhance the readers’ understanding of the Company’s financial statements.

Financial Statements

Consolidated Balance Sheets, page 38

4.	Please tell us and disclose any individual component of other accounts receivable that exceeds 5% of total current assets. See Rule 5-02.8 of Regulation S-X.

Response: There is no individual component that exceeds 5% of total current assets.

Notes to Consolidated Financial Statements, page 43

General

Laclede Gas Family Services

5.

We note from your discussion in Item 1 Business, page 9, that a wholly owned subsidiary of Laclede Energy Resources, Inc., Laclede Gas Family Services, Inc., is a registered insurance agency. Please explain to us the activity level of this subsidiary and the amount of unpaid claims at September 30, 2006. Please tell us what consideration you gave to the disclosure requirements of SFAS 60 and SOP 94-5.

Response: As a registered insurance agency, Laclede Gas Family Services acts as a third party collection agent for insurance products, but does not issue insurance policies. Therefore, it has no unpaid claims and is not subject to the disclosure requirements of SFAS 60. In addition, there has been no new business activity since March 2004. In fiscal 2006, the assets, operating revenue and operating income of Laclede Gas Family Services were immaterial, representing less than 0.006% of Laclede Group’s consolidated assets, operating revenue and operating income, respectively. Accordingly, management does not believe that additional disclosure is required under SOP 94-5.

Self Insurance

6.

Please revise the notes to your financial statements to include a policy with respect to your self-insurance reserves. At a minimum your revised disclosures should discuss your policy for incurred but not reported claims and the limits of stop loss insurance coverage, if any. Additionally, please present a table showing year-end reserve balances and additions, subtractions, and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in your Schedule II. In your disclosures regarding critical accounting estimates, you should discuss significant yearly changes as well as trends and uncertainties.

Response: In future filings, we will insert language in Note 1, Summary of Significant Accounting Policies, similar to the following:

GROUP MEDICAL AND WORKERS’ COMPENSATION RESERVES - Laclede self-insures its group medical and workers’ compensation costs. Reserves for amounts incurred but not reported are established based on historical cost levels and lags between occurrence and reporting. Laclede carries stop-loss coverage in relation to medical claims and workers’ compensation claims.

We will also add a line to Schedule II of future 10-K reports covering the reserve for medical claims incurred but not reported (similar amounts for workers’ compensation are already disclosed as a portion of the injuries and property damage reserve).

Acquisition

7.

We note on February 28, 2006, Laclede Gas closed on the purchase of certain assets of Fidelity Natural Gas, Inc. Please explain to us the ownership interest acquired and how you accounted for the acquisition. Provide for us the total purchase price, fair values of the assets acquired and any goodwill recognized.

Response: Laclede Gas purchased certain natural gas assets from Fidelity Natural Gas, Inc. (“Fidelity”). No ownership interest in Fidelity was acquired. The acquired assets consisted primarily of distribution mains and services to serve approximately 1,300 customers. The entire purchase price, which was less than 1% of the assets of Laclede Group and of the Utility, was recorded to the utility plant accounts with no goodwill being recognized. Given the size of the transaction in terms of both purchase price and number of customers acquired, this transaction is not material to the Company’s or the Utility’s financial position or results of operations. Accordingly, management does not believe that additional disclosure is required.

Note 7 - Long-Term Debt, page 58

8.

Reference is made to the last paragraph where you disclose there are provisions under the mortgage that restrict retained earnings from declaration or payment of cash dividends. Please expand your disclosure to describe the restrictions. See Rule 4-08(e) of Regulation S-X. Further, please clarify if these provisions prohibit dividend payments, loans or advances to the parent. If so, please tell us what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 4-08 and 12-04 of Regulation S-X.

Response: While the mortgage contains dividend restrictions, it does not prohibit loans or advances to the parent. In future filings, we will include language similar to the following regarding the dividend restriction in the mortgage:

Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. The mortgage contains several restrictions on Laclede Gas' ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of The Laclede Group, held solely by the Utility's parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declaration or payment date for the dividends. As of September 30, 2006 and 2005, the amount under the mortgage's formula that was available to pay dividends was $258 million and $253 million, respectively. Thus, all of the Utility’s retained earnings were free from such restrictions as of those dates.

As indicated by the above disclosures, management has determined that Rules 12-04a, 5.04c and 4-08 are not applicable.

Note 15 – Commitments and Contingencies, page 63

9.

We note on December 29, 2005 the MoPSC disallowed the recovery of $3.3 million related to gas costs. Please explain how fuel costs exceeding the amount of fuel costs approved in rates is reflected in your cash flow statement.

Response: On December 29, 2005, the Staff of the MoPSC proposed a disallowance of $3.3 million related to recovery of gas costs applicable to fiscal 2004. As noted in the cited paragraph, as a result of technical conferences the Staff subsequently reduced its proposed disallowance to $2.4 million. Since the filing of the FY 2006 Form 10-K, the Staff further reduced its proposed disallowance to $2.1 million and the MoPSC held hearings during January 2007 regarding Staff’s proposal but has not yet issued its ruling. Thus, if the Utility prevails in the matter as management expects, actual gas costs and gas costs reflected in rates will remain equal, and the cash flow statement will not be impacted. Management continues to believe that the Staff’s proposal lacks merit and that it is probable that the MoPSC will reject Staff’s proposal in this proceeding. Therefore under SFAS No. 5, no entries associated with the proposed disallowance were recorded in the financial statements in the Form 10-K.

* * *

We acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosures in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated February 1, 2007 but if you have any further questions or comments, please contact me at 314-342-0508 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,

/s/Barry C. Cooper

cc: Scott Stringer

Donna DiSilvio